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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                              AGUAYTIA ENERGY, LLC
                        (Name of foreign utility company)



Item 1:

        The name and address of the entity claiming foreign utility company status is:

                        Aguaytia Energy, LLC ("Aguaytia")
                        Av. Camino Real 111, Piso 9
                        San Isldro, Lima 27 - Peru

        Aguaytia is a limited liability company formed under the laws of the State of Delaware that owns and operates, either directly or through one or more subsidiaries, an approximately 155-MW gas-fired electric generating facility, 392 kilometer transmission line, and natural gas and gas liquids production, processing and pipeline facilities all located in the western Amazon jungle region near the city of Aguaytia, Peru. Aguaytia, either directly, or through one or more subsidiaries, generates and transmits electricity, and produces and markets natural gas and gas liquids to customers in Peru. The following persons will own five percent or more of the voting securities of Aguaytia Energy, LLC:

                Person                                        Type of Security                 % Ownership
----------------------------------------                      ----------------                 -----------

P.I.D.C. Aguaytia, LLC                                             Units                        22.0454 %

EPED Aguaytia Company                                              Units                        22.0454 %

IGC Aguaytia Partners, LLC                                         Units                        15.7814 %

The Maple Gas Development Corporation                              Units                        15.4987 %

Scudder Latin American Power I-P, L.D.C.                           Units                        13.1887 %

PMDC Aguaytia Ltd.                                                 Units                        11.4404 %


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Item 2:

        PPL Electric Utilities Corporation is a domestic associate public-utility company of PMDC Aguaytia Ltd. PPL Electric Utilities Corporation is a subsidiary of PPL Corporation. Duke Energy Corporation is a domestic associate public-utility company of P.I.D.C. Aguaytia LLC. Illinois Power Company is a domestic associate public-utility company of IGC Aguaytia Partners, LLC. Illinois Power Company is a subsidiary of Dynegy, Incorporated. Consumers Energy Company is a domestic associate public-utility company of Scudder Latin American Power I-P, L.D.C. Consumers Energy Company is a subsidiary of CMS Energy Corporation. Southwestern Public Service Company, Public Service Company of Colorado, Cheyenne Light, Fuel and Power Company, Northern States Power Company and Northern States Power Company-Wisconsin (collectively the "Xcel Companies") are domestic associate public-utility companies of Scudder Latin American Power I-P, L.D.C. The Xcel Companies are subsidiaries of Xcel Energy. No portion of the purchase price of Aguaytia was paid by PPL Electric Utilities Corporation, Duke Energy Corporation, Illinois Power Company, Consumers Energy Company or the Xcel Companies.

                                    EXHIBIT A

        The state certifications required under section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, which were issued by the Pennsylvania Public Service Commission (which regulates the retail rates of PPL Electric Utilities Corporation), the North Carolina Utilities Commission and the South Carolina Public Service Commission (which regulate the retail rates of Duke Energy Corporation), the Illinois Commerce Commission (which regulates the retail rates of Illinois Power Company) and the Michigan Public Utilities Commission (which regulates the retail rates of Consumers Energy Company) have been previously filed with the Commission and are incorporated herein by reference. The Xcel Companies are subsidiaries of Xcel Energy, Incorporated, a registered holding company, and are therefore, not required to obtain state certification.

        Aguaytia has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                           /s/ Jonathan Gottlieb
                                           -------------------------------------
                                           Jonathan W. Gottlieb, Esq.
                                           Baker & McKenzie
                                           815 Connecticut Avenue, NW
                                           Washington, D.C. 20006
                                           (202) 452-7084

                                           Attorneys for Aguaytia Energy, LLC

April 24, 2001


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